UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934

                  (Amendment No.       1)*


                     GRAND UNION COMPANY
                      (Name of Issuer)


                           COMMON
               (Title of Class of Securities)


                          386532303
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (10-88)
13G

CUSIP No.  386532303

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Zurich Kemper Investments, Inc.
          36-2693816

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

          (a)  [ ]
          (b)  [X]

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5    SOLE VOTING POWER


6    SHARED VOTING POWER
          Same number as in number 9

7    SOLE DISPOSITIVE POWER


8    SHARED DISPOSITIVE POWER
          Same number as in number 9

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          922,683

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.23%

12   TYPE OF REPORTING PERSON *
          IA


* SEE INSTRUCTIONS BEFORE FILLING OUT!


13G

Item 1.

     (a)  Name of Issuer:
               GRAND UNION COMPANY

     (b)  Address of Issuer's Principal Executive Offices:

               201 WILLOWBROOK BOULEVARD
               WAYNE, NJ O7470-0966
Item 2.

     (a)  Name of Person Filing:
               ZURICH KEMPER INVESTMENTS, INC.

     (b)  Address of Principal Business Office:
               222 SOUTH RIVERSIDE PLAZA
               CHICAGO, IL  60606

     (c)  Citizenship:
               DELAWARE

     (d)  Title of Class of Securities:
               COMMON

     (e)  CUSIP Number:
               386532303

Item 3.  If this statement is filed pursuant to Rule 13d-
1(b) or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in Sections
          3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e)  [X] Investment Adviser registered under Section
          203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund; see Section 240.13d-1(b)(ii)(F)


     (g)  [ ] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [ ] Group, in accordance with Section 240.13d-
          1(b)(ii)(H)

Item 4. Ownership
If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:     922,683


     (b)  Percent of Class:     9.23%


     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

          (ii) shared power to vote or to direct the vote
               922,683

          (iii) sole power to dispose or to direct the disposition of

          (iv) shared power to dispose or to direct the
               disposition of
               922,683

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                        [NONE KNOWN]

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                      [NOT APPLICABLE]

Item 8.  Identification and Classification of Members of the
Group

If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                      [NOT APPLICABLE]

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be file, if required, by members of the group, in their individual capacity. See Item 5.

                      [NOT APPLICABLE]


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.







                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             2/12/97
                             -------------------------------
                             Date
                             /s/ Paul J. Carter
                             -------------------------------
                             Signature

                             Paul J. Carter, Vice President
                             -------------------------------
                             Name/Title